As confidentially submitted with the United States Securities and Exchange Commission on March 4, 2015, as Amendment No. 1 to the confidential submission, dated February 6, 2015.

This draft registration statement has not been publicly filed with the United States Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GALAPAGOS NV

(Exact name of registrant as specified in its charter)

Belgium	2834	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Generaal De Wittelaan L11 A3

2800 Mechelen, Belgium

+32 1 534 29 00

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

111 8th Avenue

New York, New York 10011

(212) 894-8800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mitchell S. Bloom Michael H. Bison Goodwin Procter LLP Exchange Place 53 State Street Boston, MA 02109 (617) 570-1000	Nicolas de Crombrugghe Christiaan de Brauw NautaDutilh BVBA Terhulpsesteenweg 120 B-1000 Brussels +32 2 566 80 00	Richard D. Truesdell, Jr. Sophia Hudson Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Ordinary Shares, no par value(3)

(1)	Includes ordinary shares represented by American Depositary Shares, or ADSs, which the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Section 457(o) of the Securities Act. Includes the aggregate offering price of additional ADSs that the underwriters have the option to purchase.
(3)	All ordinary shares will be represented by ADSs, with each ADS representing one ordinary share. ADSs issuable upon deposit of the ordinary shares registered hereby are being registered pursuant to a separate Registration Statement on Form F-6.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

Explanatory Note

The sole purpose of this confidential Amendment No. 1 to the Draft Registration Statement on Form F-1 is to amend the exhibit index and to submit exhibits 10.4 and 10.5. Accordingly, this Amendment No. 1 consists only of the facing page, this explanatory note, Part II, including the signature page and the exhibit index, and the exhibits filed herewith. This Amendment No. 1 does not contain a copy of the prospectus that was included in the Draft Registration Statement on Form F-1 and is not intended to amend or delete any part of the prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Under Belgian law, the directors of a company may be liable for damages to the company in case of improper performance of their duties. Our directors may be liable to our company and to third parties for infringement of our articles of association or Belgian company law. Under certain circumstances, directors may be criminally liable.

We maintain liability insurance for our directors and officers, including insurance against liability under the Securities Act of 1933, as amended, and we intend to enter into agreements with our directors and executive officers to provide contractual indemnification. With certain exceptions and subject to limitations on indemnification under Belgian law, these agreements will provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity.

These agreements may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and executive officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these insurance agreements.

Certain of our non-executive directors may, through their relationships with their employers or partnerships, be insured and/or indemnified against certain liabilities in their capacity as members of our board of directors.

In the underwriting agreement, the form of which is filed as Exhibit 1.1 to this registration statement, the underwriters will agree to indemnify, under certain conditions, us, the members of our board of directors and persons who control our company within the meaning of the Securities Act against certain liabilities, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding share capital issued and warrants granted by us since January 1, 2012. Some of the transactions described below involved directors, officers and 5% shareholders and are more fully described under the sections of the prospectus titled “Related-Party Transactions,” “History of Securities Issuances” and “Compensation of Directors and Members of Executive Committee.”

Issuances of Shares

•	On April 5, 2012, warrants were exercised at various exercise prices under Warrant Plan 2002 Belgium, Warrant Plan 2005, Warrant Plan 2006 Belgium/The Netherlands, Warrant Plan 2006 UK, Warrant Plan 2007, Warrant Plan 2007 RMV and Warrant Plan 2008. The exercise resulted in a share capital increase of €740,589.74 (plus €359,072.53 in issuance premium) and the issuance of 137,414 new ordinary shares.

•	On June 29, 2012, warrants were exercised at various exercise prices under Warrant Plan 2006 Belgium/The Netherlands, Warrant Plan 2006 UK, Warrant Plan 2007, Warrant Plan 2007 RMV and Warrant Plan 2008. The exercise resulted in a share capital increase of €101,161.59 (plus €59,091.48 in issuance premium) and the issuance of 18,699 new ordinary shares.

•	On September 14, 2012, warrants were exercised at various exercise prices under Warrant Plan 2005, Warrant Plan 2006 UK, Warrant Plan 2007 RMV and Warrant Plan 2008. The exercise resulted in a share capital increase of €116,688.29 (plus €28,133.01 in issuance premium) and the issuance of 21,569 new ordinary shares.

•	On December 17, 2012, warrants were exercised at various exercise prices under Warrant Plan 2002 Belgium, Warrant Plan 2005, Warrant Plan 2006 Belgium/The Netherlands, Warrant Plan 2006 UK, Warrant Plan 2007, Warrant Plan 2007 RMV and Warrant Plan 2008. The exercise resulted in a share capital increase of €928,485.84 (plus €408,400.79 in issuance premium) and the issuance of 171,624 new ordinary shares.

•	On December 31, 2012, our share capital amounted to € 144,815,588.27, represented by 26,770,747 shares. All shares were issued, fully paid up and of the same class.

•	On April 5, 2013, warrants were exercised at various exercise prices under Warrant Plan 2006 Belgium/The Netherlands, Warrant Plan 2006 UK, Warrant Plan 2007, Warrant Plan 2008, Warrant Plan 2008 (B), Warrant Plan 2009 and Warrant Plan 2009 (B). The exercise resulted in a share capital increase of €1,068,913.21 (plus €113,013.18 in issuance premium) and the issuance of 197,581 new ordinary shares.

•	On April 29, 2013, within the framework of the authorized capital and with cancellation of the preferential subscription rights, our board of directors decided to increase our share capital by €14,589,855.71 (plus €39,346,764.29 in issuance premium) by means of a private placement with institutional investors, resulting in the issuance of 2,696,831 new ordinary shares.

•	On July 1, 2013, warrants were exercised at various exercise prices under Warrant Plan 2002 Belgium, Warrant Plan 2005, Warrant Plan 2006 UK, Warrant Plan 2007 RMV, Warrant Plan 2008, Warrant Plan 2009 and Warrant Plan 2009 (B). The exercise resulted in a share capital increase of €487,673.63 (plus €96,526.77 in issuance premium) and the issuance of 90,143 new ordinary shares.

•	On October 21, 2013, warrants were exercised at various exercise prices under Warrant Plan 2002 Belgium, Warrant Plan 2005, Warrant Plan 2006 UK, Warrant Plan 2008, Warrant Plan 2009 and Warrant Plan 2009 (B). The exercise resulted in a share capital increase of €193,239.79 (plus €49,634.41 in issuance premium) and the issuance of 35,719 new ordinary shares.

•	On December 6, 2013, warrants were exercised at various exercise prices under Warrant Plan 2007 RMV and Warrant Plan 2009. The exercise resulted in a share capital increase of €16,365.25 (plus €2,851.00 in issuance premium) and the issuance of 3,025 new ordinary shares.

•	On December 31, 2013, our share capital amounted to €161,171,635.86, represented by 29,794,046 shares. All shares were issued, fully paid up and of the same class.

•	On April 10, 2014, warrants were exercised at various exercise prices under Warrant Plan 2002 Belgium, Warrant Plan 2005, Warrant Plan 2006 Belgium/The Netherlands, Warrant Plan 2006 UK, Warrant Plan 2007 RMV, Warrant Plan 2009, Warrant Plan 2009 (B), Warrant Plan 2010 and Warrant Plan 2010 (B). The exercise resulted in a share capital increase of €1,648,919.31 (plus €732,291.00 in issuance premium) and the issuance of 304,791 new ordinary shares.

•	On July 4, 2014, warrants were exercised at various exercise prices under Warrant Plan 2006 Belgium/The Netherlands, Warrant Plan 2006 UK, Warrant Plan 2007 RMV, Warrant Plan 2008, Warrant Plan 2009, Warrant Plan 2010 and Warrant Plan 2010 (B). The exercise resulted in a share capital increase of €981,952.87 (plus €880,348.67 in issuance premium) and the issuance of 181,507 new ordinary shares.

•	On September 25, 2014, warrants were exercised at various exercise prices under Warrant Plan 2006 Belgium/The Netherlands, Warrant Plan 2006 UK and Warrant Plan 2010. The exercise resulted in a share capital increase of €66,326.60 (plus €63,677.32 in issuance premium) and the issuance of 12,260 new ordinary shares.

•	On December 9, 2014, warrants were exercised at various exercise prices under Warrant Plan 2005 and Warrant Plan 2006 Belgium/The Netherlands. The exercise resulted in a share capital increase of €35,300.25 (plus €20,901.00 in issuance premium) and the issuance of 6,525 new ordinary shares.

The offers, sales and issuances of the securities described in the preceding paragraphs were exempt from registration either (a) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and sophisticated investors and did not involve any public offering within the meaning of Section 4(a)(2) or (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Issuances Under Our Warrant Plans

Since January 1, 2012, we granted to employees, consultants and non-executive directors, pursuant to our warrant plans and as a reward for services rendered or to be rendered, warrants to purchase an aggregate of 1,880,590 ordinary shares with exercise prices ranging from €11.93 to €19.38 per share. Since January 1, 2012, an aggregate of 1,180,857 ordinary shares were issued upon the exercise of warrants issued under our warrant plans, at exercise prices ranging from €4.00 to €11.55 per share, for aggregate proceeds of €9,199,557.53. Since January 1, 2012, an aggregate of 422,170 warrants issued under our warrant plans were cancelled.

The offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (a) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation or (c) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Financial Statement Schedules.

All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or is inapplicable, and therefore has been omitted.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mechelen, Belgium, on                     , 2015.

GALAPAGOS NV

By:
Name: Onno van de Stolpe
Title: Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors, officers and/or authorized representative in the United States of Galapagos NV, hereby severally constitute and appoint Onno van de Stolpe and Bart Filius, and each of them singly, our true and lawful attorneys, with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form F-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of Galapagos NV, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on                     , 2015.

Signature	Title

Chief Executive Officer and Director (Principal Executive Officer)
Onno van de Stolpe

Chief Financial Officer (Principal Financial and Accounting Officer)
Bart Filius, MBA

Rajesh Parekh, MA, DPhil	Chairman of the Board

Harrold van Barlingen, Ph.D.	Director

Werner Cautreels, Ph.D.	Director

Howard Rowe, JD	Director

Katrine Bosley	Director

Puglisi & Associates

Name:	Authorized Representative in the United States
Title:

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1**	Articles of Association (English translation)

4.1*	Form of Deposit Agreement

4.2*	Form of American Depositary Receipt (included in Exhibit 4.1)

5.1*	Opinion of NautaDutilh

8.1*	Tax Opinion of NautaDutilh

10.1**	Lease dated June 30, 1999 between the registrant and Innotech N.V., as amended (English translation)

10.2†*	Form of Indemnification Agreement between the registrant and each of its executive officers and directors

10.3†**	Warrant Plans (English translation)

10.4#	Collaboration Agreement dated February 28, 2012 between the registrant and Abbott Hospitals Limited, as amended

10.5#	Collaboration Agreement dated September 23, 2013 between the registrant and AbbVie S.à.r.l.

10.6#*	Rheumatoid Arthritis Research Alliance and Option Agreement dated October 23, 2007 between the registrant and Janssen Pharmaceutica NV, as amended

10.7##**	Sale & Purchase Agreement dated March 13, 2014 between the registrant and Charles River Laboratories Holding Limited, as amended

21.1**	List of Subsidiaries of the registrant

23.1*	Consent of Deloitte Bedrijfsrevisoren

23.2*	Consent of NautaDutilh (included in Exhibits 5.1 and 8.1)

24.1*	Power of Attorney (included on signature page to the original filing of this Registration Statement on Form F-1)

*	To be filed by amendment.
**	Previously filed.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the registration statement and filed separately with the United States Securities and Exchange Commission.
##	Certain exhibits and schedules to these agreements have been omitted from the registration statement pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any of the exhibits and schedules to the Securities and Exchange Commission upon request.